Exhibit 99.1

Sun Life redeems Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures

TORONTO, Sept. 25, 2020 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that it completed the redemption of all of its outstanding $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2020, Sun Life had total assets under management of $1,122 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Leigh Chalmers
Manager	Senior Vice-President,
Corporate Communications	Head of Investor Relations & Capital Management
T. 416-988-0542	T. 647-256-8201
irene.poon@sunlife.com	investor_relations@sunlife.com

View original content to download multimedia:http://www.prnewswire.com/news-releases/sun-life-redeems-series-2015-1-subordinated-unsecured-2-60-fixedfloating-debentures-301138402.html

SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2020/25/c8102.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 25-SEP-20